SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            AMENDMENT TO SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                           DWANGO NORTH AMERICA CORP.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   267405 10 8
                                 (CUSIP Number)

                                                     -copy to-
      Rick J. Hennessey                        Gary T. Moomjian, Esq.
      Dwango North America Corp.               Moomjian & Waite, LLP
      200 West Mercer Street, Suite 501        100 Jericho Quadrangle, Suite 225
      Seattle, Washington 98119                Jericho, New York 11753
      (206) 832-0600                           516) 937-5900
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 30, 2005
             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent. (Continued on following pages)

                               (Page 1 of 5 Pages)
______________________
          1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No.  267405 10 8            13D                          Page 2 of 4 Pages
--------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Rick J. Hennessey
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *       (a)   [  ]
                                                                  (b)   [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS *
         PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)      [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------

  NUMBER OF       7.      SOLE VOTING POWER                         829,004 (1)
  SHARES          --------------------------------------------------------------
  BENEFICIALLY    8.      SHARED VOTING POWER                               -0-
  OWNED BY        --------------------------------------------------------------
  EACH            9.      SOLE DISPOSITIVE POWER                    829,004 (1)
  REPORTING       --------------------------------------------------------------
  PERSON WITH     10.     SHARED DISPOSITIVE POWER                          -0-
--------------------------------------------------------------------------------

  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         829,004 (1) ( See Item 5 herein)
--------------------------------------------------------------------------------

  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [   ]
--------------------------------------------------------------------------------

  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.4%
--------------------------------------------------------------------------------

  14.    TYPE OF REPORTING PERSON *
         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
  _______________
(1) Includes options to purchase an aggregate of up to 536,088 shares of common stock that are currently exercisable or that will become exercisable within the next sixty (60) days.

         This  Amendment  No. 1 to  Schedule  13D  amends  and  supplements  the
Schedule 13D filed on February 17, 2004, by Rick J. Hennessey by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein, which are not defined herein, have the meanings given to them in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         (c) Mr. Hennessey is the Chief Executive Officer of the Company.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 30, 2004, Mr. Hennessey was granted, pursuant to the Company's 2003 Equity Incentive Plan, an option to purchase 326,000 shares of Common Stock exercisable at $1.25 per share. Such option is currently exercisable as to 26,000 shares of Common Stock. Such option will become exercisable on March 30, 2005 as to 100,000 shares of Common Stock. The remainder of the option will become exercisable cumulatively to the extent of 100,000 shares on each of March 30, 2006 and March 30, 2007.

         On October 5, 2004, Mr. Hennessey was granted, pursuant to the Company's 2003 Equity Incentive Plan, an option to purchase 100,000 shares of Common Stock exercisable at $1.30 per share. Such option will become exercisable cumulatively to the extent of 1/3 of the number of shares underlying the option on each of October 5, 2005, 2006, and 2007.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)  Aggregate  number of shares of Common  Stock  beneficially  owned:
                                                                         829,004

              Percentage: 9.4 %

         (b)    1.Sole power to vote or to direct vote: 829,004 (1)
                2. Shared power to vote or to direct vote: 0
                3. Sole power to dispose or to direct the disposition: 829,004 (1)
                4. Shared power to dispose or to direct the disposition: 0

           ___________
         (1) Includes an aggregate of 536,008 shares of Common Stock underlying options that are currently exercisable or that will become exercisable within the next 60 days. Such amount does not include 300,000 shares of Common Stock underlying options that are not currently exercisable and that will not become exercisable within the next 60 days and, therefore, are not deemed to be beneficially owned by Mr. Hennessey.

         (c) Except as described in Item 3 of this Statement, there have been no transactions effected with respect to the Common Stock within the past 60 days of the date hereof by Mr. Hennessey.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 21, 2005




                                                            /s/Rick J. Hennessey
                                                            --------------------
                                                              Rick J. Hennessey